Exhibit 99.2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Novadaq Technologies Inc.

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Novadaq Technologies Inc. as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

Toronto, Canada,	Chartered Accountants
February 14, 2012.	Licensed Public Accountants

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents		9,633,608	5,597,407	2,524,958
Accounts receivable	19	2,018,782	1,434,964	1,398,593
Prepaid expenses and other		829,625	1,193,423	962,418
Inventories	6	1,755,729	778,984	1,017,268

Non-current assets
Available-for-sale financial instruments	19	—	—	150,000
Property and equipment	8	6,034,674	1,202,468	1,762,554
Prepaid expenses and other		—	144,456	189,148
Deferred tax assets	15	248,640	—	—
Intangible assets	9	2,272,434	1,968,483	7,678,759

Total Assets		22,793,492	12,320,185	15,683,698

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable		2,485,994	2,938,045	2,929,956
Provisions	13	41,300	19,520	7,560
Deferred revenue		396,859	549,865	710,365
Deferred license revenue	16	1,300,000	800,000	—
Deferred license and development revenue	7	—	—	1,958,737
Repayable government assistance	12, 14	197,760	507,675	537,520

Non-current liabilities
Deferred tax liabilities	15	248,640	—	—
Convertible debentures	12	4,223,454	3,891,753	3,527,700
Deferred revenue		188,883	190,609	238,158
Deferred license revenue	16	4,591,666	2,933,333	—
Repayable government assistance	14	214,402	—	—
Shareholder warrants	11	8,278,105	1,276,464	—

Total Liabilities		22,167,063	13,107,264	9,909,996

Shareholders’ Equity (Deficiency)
Share capital		98,695,023	87,897,555	81,188,324
Contributed surplus		6,772,298	5,985,190	5,067,883
Equity component of convertible debentures	12	1,454,353	1,968,395	1,968,395
Deficit		(106,295,245)	(96,638,219)	(82,450,900)

Total Shareholders’ Equity (Deficiency)		626,429	(787,079)	5,773,702

Total Liabilities and Shareholders’ Equity		22,793,492	12,320,185	15,683,698

Commitments and contingencies	22

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2011	December 31, 2010
Product sales		12,925,953	8,355,273
Royalty revenue	7	395,398	—
Milestone revenue	7	—	3,958,737
Deferred license revenue	16	841,667	266,667
Service revenue		1,129,423	1,290,644

Total revenues		15,292,441	13,871,321
Cost of sales		6,634,206	5,534,087

Gross margin		8,658,235	8,337,234

Selling and distribution costs		5,375,612	7,067,288
Research and development expenses		4,610,694	4,915,669
Administrative expenses		4,550,971	4,070,693
Write-down of intangible assets	9	—	4,828,605
Write-down of equipment		314,213	—
Write-down of inventory	6	15,287	426,600

Total operating expenses		14,866,777	21,308,855

Loss from operations		(6,208,542)	(12,971,621)
Finance costs	17	(679,079)	(643,100)
Finance income		15,421	16,099
Warrants revaluation adjustment	11	(3,306,128)	(463,697)
Gain (loss) on investment	19	25,000	(125,000)

Loss and comprehensive loss for the year		(10,153,328)	(14,187,319)

Basic and diluted comprehensive loss per share for the year	21	$(0.32)	$(0.52)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(expressed in U.S. dollars)

	Issued capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2010	87,897,555	5,985,190	1,968,395	(96,638,219)	(787,079)
Comprehensive loss	—	—	—	(10,153,328)	(10,153,328)
Issue of share capital	11,319,477	—	—	—	11,319,477
Transaction costs	(739,795)	—	—	—	(739,795)
Exercise of options	132,323	(89,659)	—	—	42,664
Reclassification	—	—	(496,302)	496,302	—
Debt conversion	85,463	—	(17,740)	—	67,723
Deferred taxes	—	—	—	—	—
Share-based payment transactions	—	876,767	—	—	876,767

As at December 31, 2011	98,695,023	6,772,298	1,454,353	(106,295,245)	626,429

	Issued capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total

As at January 1, 2010	81,188,324	5,067,883	1,968,395	(82,450,900)	5,773,702
Comprehensive loss	—	—	—	(14,187,319)	(14,187,319)
Issue of share capital	7,079,510	—	—	—	7,079,510
Transaction costs	(435,799)				(435,799)
Issue of warrants	—	153,679	—	—	153,679
Exercise of options	65,520	(22,950)	—	—	42,570
Share-based payment transactions	—	786,578	—	—	786,578

As at December 31, 2010	87,897,555	5,985,190	1,968,395	(96,638,219)	(787,079)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S dollars)

	Notes	December 31, 2011	December 31, 2010
OPERATING ACTIVITIES
Loss and comprehensive loss for the year		(10,153,328)	(14,187,319)
Items not affecting cash
Depreciation of property and equipment	8,17	1,050,929	884,869
Amortization of intangible assets	9	1,119,691	881,672
Impairment (recovery) of investment	19	(25,000)	125,000
Stock option compensation	18	876,767	786,578
Finance costs, including imputed interest on convertible debentures		398,448	364,053
Write-down of intangible assets		—	4,828,605
Write-down of equipment		314,213	—
Write-down of inventory	6	15,287	426,600
Warrants revaluation adjustment	11	3,306,128	463,697

		(3,096,865)	(5,426,245)

Changes in working capital
Increase in deferred revenue		2,003,601	340,993
Increase in accounts receivable		(583,818)	(36,371)
Increase in inventories		(992,032)	(188,315)
Decrease in accounts payable		(588,099)	(113,761)
Decrease in prepaid expenses and other		259,614	1,038,973

Net change in non-cash working capital balances related to operations		99,266	1,041,519

Cash used in operating activities		(2,997,599)	(4,384,726)

INVESTING ACTIVITIES
Purchase of property and equipment	8	(6,197,348)	(324,784)
Purchase of TMR business	9,10	(1,000,000)	—
Redemptions of long-term investment	19	25,000	25,000

Cash used in investing activities		(7,172,348)	(299,784)

FINANCING ACTIVITIES
Issuance of common shares and warrants	11	15,273,401	8,121,337
Transaction costs of common shares and warrants	11	(998,207)	(511,180)
Options exercised		42,664	39,964
Repayable government assistance		(95,513)	—

Cash provided by financing activities		14,222,345	7,650,121

Net increase in cash and cash equivalents		4,052,398	2,965,611
Net foreign exchange difference		(16,197)	106,838
Cash and cash equivalents at January 1		5,597,407	2,524,958

Cash and cash equivalents at December 31		9,633,608	5,597,407

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

1.	ORGANIZATION

The consolidated financial statements of Novadaq Technologies Inc. [the “Company”] for the year ended December 31, 2011 were authorized for issuance in accordance with a resolution of the directors on February 14, 2012. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded at the Toronto Stock Exchange. The registered office is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, Canada.

2.	OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on April 14, 2000. Novadaq Corp. was incorporated in the State of Delaware in June 2005 as a wholly owned subsidiary of the Company. The consolidated financial statements include the accounts of the Company and its subsidiary. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For all periods up to and including the year ended December 31, 2010, the Company presented its financial statements in accordance with Canadian Generally Accepted Accounting Principles [“Canadian GAAP”]. These consolidated financial statements for the year ended December 31, 2011 are the first annual financial statements the Company has prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 as described in the accounting policies below. In preparing these consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. Note 24 explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position as at January 1, 2010, and its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010, to be in compliance with IFRS.

[a]	Basis of preparation

The consolidated financial statements are presented in the currency of United States dollars [“U.S. dollars”], and all values are rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments and available-for-sale financial instruments, which are measured at fair value.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS consolidated statement of financial position at January 1, 2010, for the purposes of the transition.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

[b]	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

[c]	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its directly owned subsidiary Novadaq Corp. as at December 31, 2011. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full.

[d]	Business combinations and goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments and liabilities incurred or assumed at the date of exchange. Acquisition costs for business combinations incurred subsequent to January 1, 2010 are expensed and included in administrative expenses. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of loss and comprehensive loss. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of acquisition.

[e]	Cash and cash equivalents

Cash and cash equivalents comprise highly liquid investments that are readily convertible to cash with maturities of less than 90 days at the time of purchase. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and highly liquid investments as defined above, net of outstanding bank overdrafts, if any.

[f]	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

[g]	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and any impairment losses determined. Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary and, where relevant, the present value of all dismantling and removal costs. All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Furniture and fixtures	3 years
Computer equipment	2 years
Medical devices	3 to 5 years
Leasehold improvements	Over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets’ useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate. No depreciation is taken on construction in progress until the asset is ready for management’s intended use.

[h]	Intangible assets

The Company owns intangible assets consisting of licenses, patents, licensed patent rights and distribution rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights or distribution rights:

TMR manufacturing license	2 years
Distribution rights [Note 9]	13 years
Xillix patent rights	5 to 15 years
SPY software	2 years

[i]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations are generally covering a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates;

•	Price development for the consumable and medical devices; and

•	Market share during the budget period.

Gross margins—Gross margins are based on historical and forecasted values.

Discount rates—Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices—Estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments.

Market share assumptions—These assumptions are important because management assesses how the CGU’s position, relative to its competitors, might change over the budget period.

[j]	Leases

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease term.

[k]	Financial instruments

The Company classifies its financial instruments as either [i] financial assets at fair value through profit or loss, [ii] loans and receivables or [iii] available-for-sale, and its financial liabilities as either [i] financial liabilities at fair value through profit or loss or [ii] other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

There are currently no financial instruments classified as available-for-sale.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried at fair value. Related realized and unrealized gains and losses are included in the consolidated statements of loss and comprehensive loss in finance income or finance costs.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The losses arising from impairment are recognized in the consolidated statements of loss and comprehensive loss in finance costs.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Derecognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Because the Company’s shareholder warrants are denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability and are re-measured at fair value through profit or loss.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Other financial liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of loss and comprehensive loss.

Derecognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of loss and comprehensive loss.

[l]	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

[n]	Revenue recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the Company, it is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. These revenue elements are considered as individual elements for revenue recognition purposes only, if every element was part of the negotiation with the customer and the costs and revenues of each element can be identified. Otherwise all revenue elements will be reviewed for revenue recognition purposes as one contract or arrangement.

Rental income arising from operating leases for medical devices is accounted for on a straight-line basis over the lease terms and included in revenue due to its operating nature.

The Company enters into marketing and sales agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices and place devices. Revenue is recognized on sale of capital devices or consumable products to the partner, because the Company transfers at that point of time all relevant risks [inventory risks for the delivered products, credit risk for the transaction with the end customer and price risk for the transaction with the end customer] to the partner, who owns also the business relationship with the end customer. Under the current agreements, the Company shares on-going revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners, related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure. The Company records any additional amounts when its partners sell to the end customer.

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. Such designed products qualify as construction contracts, because the products negotiated in these contracts are very specific to the requirements of the customer and cannot be sold to any other customer without significant rework. When the outcome of such construction contracts can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period [using the so-called “percentage-of-completion method”]. However, in cases where the outcome of the contract cannot be estimated reliably [for example, because the total cost of the project is difficult to predict], the Company is recognizing revenues from such construction contracts only to the extent of the contract costs incurred as of the reporting date that are probable of being recovered.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

[o]	Foreign currency translation

The Company’s functional currency is the U.S. dollar which is also the functional currency of the parent company.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[p]	Loss per share

The computation of loss per share is based on the weighted average number of shares outstanding during the year. Diluted loss per share is calculated in a similar way to basic loss per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of stock options, warrants and convertible debenture options, if dilutive.

[q]	Share-based compensation plan

Employees [including senior executives] of the Company receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

The cost of stock option transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock option transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

When options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity (deficiency). The amount of cash, if any, received from participants is also credited to shareholders’ equity (deficiency).

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

[r]	Government contributions and grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred revenue and released to income in equal amounts over the expected useful life of the related asset.

Government contributions relating to research and development are recorded as a reduction of expenses when the related expenditures are incurred.

Where forgivable loans are provided by governments depending on meeting certain criteria by the Company, the forgivable loan is recorded as other operating income when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan.

[s]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada). Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

[t]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs are recognized when the product is sold or service provided. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually. The time value of money is not material.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements relate to the following:

Impairment of non-financial assets

The Company’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Development costs

Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model.

Useful lives of key property and equipment and intangible assets

The depreciation method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Accounts receivable

The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, the Company makes judgments about the borrower’s financial situation and the net realizable value of collateral, if any. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported comprehensive loss for a period.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the expected life of the option, volatility and dividend yield.

Taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

5.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 12 Income Taxes

In December 2010, the IASB amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40 Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21 Income Taxes—Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the Board also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12 Consolidations—Special Purpose Entities and replaces parts of IAS 27 Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint operation or a joint venture. The standard eliminates the use of the proportionate consolidation method to account for joint ventures. Joint ventures will be accounted for using the equity method of accounting while for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 supersedes SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers and IAS 31 Joint Ventures. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure 19 requirements included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Joint Ventures and IAS 28 Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

The IASB also amended IAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 by revising how certain items are presented in other comprehensive income. Items within other comprehensive income that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012 with early adoption permitted. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7, which increases the disclosure requirements for transactions involving transfers of financial assets. This amendment is effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Company’s position or performance.

6.	INVENTORIES

Inventories by category are as follows:

	As at December 31, 2011 $	As at December 31, 2010 $	As at January 1, 2010 $
Medical devices, software and parts	742,652	216,611	808,832
Raw materials	889,890	542,967
TMR kits	123,177	13,970	203,000
Software	—	5,436	5,436

	1,755,729	778,984	1,017,268

For the year ended December 31, 2011, the Company wrote down $15,287 of inventory to its net realizable value [2010-$426,600]. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

7.	TECHNOLOGY

On January 13, 2009, the Company entered into two agreements with Intuitive Surgical® Inc. [“Intuitive”], a License and Development Agreement and a Supply Agreement. Under the License and Development Agreement, the Company and Intuitive integrated the Company’s SPY imaging technology into Intuitive’s da Vinci® robot surgical system. The Company received an initial $2,000,000 license payment upon execution of the agreements and received additional amounts totalling $3,000,000 based upon achieving certain predefined development milestones. In August 2010, the Company received the final milestone payment representing the final design review and acceptance of the integrated technology. The total receipt of $5,000,000 has been recorded as a sale of which $3,958,737 of revenue was recognized in 2010 and $1,041,263 was recognized earlier based on the cost recovery method of revenue recognition. The associated costs were recognized in the same periods.

Additionally, the Company received royalty payments for each surgical robot system sold that included the Company’s SPY imaging technology [the “Integrated Product”]. The Company has also been paid royalties for systems that have been previously sold and installed in hospitals that were field upgraded to include the Integrated Product. The royalty period commenced in February 2011 based on the first commercial sale of the Integrated Product and is renewable subject to certain terms and conditions. For the year ended December 31, 2011, the Company earned royalties of $395,398 through the sales of the Integrated Product.

Under the Supply Agreement, the Company is also appointed as the exclusive long-term supplier for key components of the Integrated Product and for the imaging agent used to perform each imaging procedure with the Integrated Product. Supply commenced under this agreement in February 2011, following Intuitive’s receipt of the U.S. Food and Drug Administration’s 510(k) clearance for the Integrated Product and commercialization activities were initiated.

8.	PROPERTY AND EQUIPMENT

	Medical devices $	Furniture and fixtures $	Computer equipment $	Leasehold improvements $	Total $
Cost:
Opening balance at January 1	4,556,136	389,190	1,126,622	184,282	6,256,230
Additions	6,370,926	3,000	35,294	1,620	6,410,840
Write down of equipment	(2,177,308)	—	—	—	(2,177,308)
Disposals	(367,515)	—	—	—	(367,515)

Balance at December 31, 2011	8,382,239	392,190	1,161,916	185,902	10,122,247

Depreciation:
Opening balance at January 1	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)
Depreciation	(932,074)	(9,837)	(72,842)	(36,176)	(1,050,929)
Write down of equipment	1,863,095	—	—	—	1,863,095
Disposals	154,023	—	—	—	154,023

Balance at December 31, 2011	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)

Net book value at December 31, 2011	5,894,057	5,292	40,487	94,838	6,034,674

21

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

	Medical devices $	Furniture and fixtures $	Computer equipment $	Leasehold improvements $	Total $
Cost:
Opening balance at January 1, 2010	4,282,435	444,062	1,054,357	150,593	5,931,447
Additions	317,066	(54,872)	72,265	34,647	369,106
Disposals	(43,365)	—	—	(958)	(44,323)

Balance at December 31, 2010	4,556,136	389,190	1,126,622	184,282	6,256,230

Depreciation:
Opening balance at January 1, 2010	(2,899,547)	(338,479)	(906,197)	(24,670)	(4,168,893)
Depreciation	(702,020)	(38,582)	(142,390)	(30,218)	(913,210)
Disposals	28,341	—	—	—	28,341

Balance at December 31, 2010	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)

Net book value at December 31, 2010	982,910	12,129	78,035	129,394	1,202,468

Net book value at January 1, 2010	1,382,888	105,583	148,160	125,923	1,762,554

During the year the Company wrote down net book value of equipment by $314,213 [no net fixed asset write down for the year ended December 31, 2010] due to obsolescence on SPY 2000 models no longer in use.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

9.	INTANGIBLE ASSETS

Intangible assets include licenses, distribution rights and Xillix patent rights as summarized below:

	Licenses $	Distribution rights $	SPY software $	Xillix patent rights $	Total $
Cost:
Opening balance at January 1, 2011	4,490,000	—	405,195	2,534,836	7,430,031
Additions	1,423,642	—	—	—	1,423,642

Balance at December 31, 2011	5,913,642	—	405,195	2,534,836	8,853,673

Amortization:
Opening balance at January 1, 2011	(4,490,000)	—	—	(971,548)	(5,461,548)
Amortization	(652,503)	—	(202,597)	(264,591)	(1,119,691)

Balance at December 31, 2011	(5,142,503)	—	(202,597)	(1,236,139)	(6,581,239)

Net book value at December 31, 2011	711,139	—	202,598	1,298,697	2,272,434

	Licenses $	Distribution rights $	SPY software $	Xillix patent rights $	Total $
Cost:
Opening balance at January 1, 2010 and December 31, 2010	4,490,000	6,850,623	405,195	2,534,836	14,280,654

Amortization:
Opening balance at January 1, 2010	(4,490,000)	(1,404,937)	—	(706,958)	(6,601,895)
Amortization	—	(617,081)		(264,590)	(881,671)
Impairment	—	(4,828,605)	—	—	(4,828,605)

Balance at December 31, 2010	(4,490,000)	(6,850,623)	—	(971,548)	(12,312,171)

Net book value at January 1, 2010	—	5,445,686	405,195	1,827,878	7,678,759

Net book value at December 31, 2010	—	—	405,195	1,563,288	1,968,483

In August 2010, the Company became aware of deterioration of the financial position of PLC Systems Inc., the counterparty to the Company’s distribution rights. In evaluating this impairment indicator, the Company recognized a non-cash write-down on its intangible assets of $4,828,605 and amortized the original 13 year distribution rights over the remaining five months.

Xillix patent rights include a portfolio of owned and licensed patents which are being amortized over the term of the patents ranging from 5 to 15 years.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

10.	ACQUISITION OF PLC SYSTEMS INC.

Effective February 1, 2011, and based on the asset purchase agreement from November 8, 2010, the Company acquired Laser System Business for Transmyocardial Revascularization [“TMR”] from PLC Systems Inc. [“PLC”]. Under the terms of the agreement, the Company has acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

The acquisition has been accounted for by the purchase method with the results of the TMR operations included in the Company’s consolidated statements of loss and comprehensive loss from the date of acquisition. The assets and liabilities of the TMR business have been recorded in the consolidated financial statements at their fair values as follows:

$
Inventories	146,003
Property and equipment	17,095
TMR manufacturing license [note 9]	1,423,642

Purchase consideration	1,586,740

The purchase consideration consisted of $1,000,000 cash paid and the settlement of the Company’s prepaid asset of $586,740 stemming from the pre-existing relationship with PLC. No gain or loss was recognised on the settlement of the pre-existing relationship. The allocation of the purchase price to acquired assets and liabilities is based on fair value assessed for each of the individual acquired assets and liabilities.

From the date of acquisition, TMR business has contributed $4,065,000 of revenue and $621,000 to the net profit of the Company. If the combination had taken place at the beginning of the year, revenue would have increased by $4,289,000 and the profit would have been $665,000.

Transaction costs of $136,644 have been expensed and are included in administrative expenses.

11.	WARRANTS

	Broker		Shareholder		Shareholder
	Warrants #	Amount $	Warrants #	Amount $	Warrants #	Amount $	Total $
January 1, 2010	—	—	—	—	—	—	—
Issued	—	—	609,838	812,767	—	—	812,767
Revaluation	128,066	153,679	—	463,697	—	—	617,376

December 31, 2010	128,066	153,679	609,838	1,276,464	—	—	1,430,143
Issued	—	—	—	—	2,129,339	3,695,513	3,695,513
Exercised	(50,000)	(60,000)	—	—	—	—	(60,000)
Revaluation	—	—	—	491,975	—	2,814,153	3,306,128

December 31, 2011	78,066	93,679	609,838	1,768,439	2,129,339	6,509,666	8,371,784

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

On March 24, 2011, the Company closed a private placement of U.S. $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.98. Fair value of the warrants before transaction costs were initially U.S. $1.86 at issuance and at December 31, 2011 were valued at U.S. $3.06.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180 in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; and expected life of five years for shareholder warrants and three years for broker warrants. Shareholder warrants were initially established at U.S. $1.47 and closed December 31, 2010 at U.S. $2.09.

As at December 31, 2011, the Company revalued shareholder warrants utilizing the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 3.14 years; and an exchange rate of 0.98. As at December 31, 2011, shareholder warrants were valued at U.S. $2.90.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

12.	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Interest-bearing loans and borrowings
Repayable government assistance	31/03/2014	412,162	507,675	537,520
Non-current interest-bearing loans and borrowings
Convertible debentures	18/02/2014	4,223,454	3,891,753	3,527,700

Total interest-bearing loans and borrowings		4,635,616	4,399,428	4,065,220

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per common share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual instalments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23]. All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

In September 2011, two management members exercised their right to convert debt of $85,463 in exchange for 45,488 common shares of the Company in accordance with the terms of the Debentures. As at December 31, 2011, the principal value of the Debentures was $5,218,015.

13.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months, based on past experience of the level of repairs and returns. It is expected that most of these warranty claims will be incurred in the next financial year and all costs associated with the recorded provisions will have been incurred by then as well.

	As at December 31, 2011 $	As at December 31, 2010 $	As at January 1, 2010 $
Current—warranties	41,300	19,520	7,560

	2011 $	2010 $
Opening balance at January 1	19,520	7,560
Arising during the year	40,320	15,120
Reversal of allowance	(18,520)	(3,160)

Balance at December 31	41,300	19,520

14.	GOVERNMENT GRANTS AND CREDITS

Repayable government assistance

The Company has received contributions totalling CDN $985,050 from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. The NRC contributed to two separate projects. This contribution was conditionally repayable commencing in 2004 for one project, and commencing in 2005 for the other project. For each project, the Company is obligated to pay the NRC 1% of its gross revenue. The Company’s obligation ceases if 150% of the contribution is repaid within the first three years of the repayment period. If the amount received is not repaid during the repayment period, the Company’s obligation ceases at the earlier of full repayment of the contribution or March 2015.

Because the Company has repaid a material portion of the contributions from the NRC and is expecting to repay the remaining amount, it is not reasonably assured that the Company will meet the terms for forgiveness of the loan. Therefore, the Company has recorded such contribution from the NRC as a liability at the time when such contributions were made. As at December 31, 2011, the Company has a repayable government assistance of $412,162 representing the outstanding principal balance, repayable in equal instalments of 16,486 over the next 25 months.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Investment tax credits

The Company is eligible to receive refundable Ontario Innovation Tax Credits and non-refundable Federal Investment Tax Credits as a result of incurring eligible expenditures for Scientific Research and Experimental Development. Such investment tax credits are deducted from the research and development expenses.

15.	INCOME TAXES

The following deferred tax assets have not been recognized for financial statement purposes:

	As at December 31, 2011 $	As at December 31, 2010 $	As at January 1, 2010 $
Non-capital losses	23,068,000	21,270,000	19,096,000
Inventory	—	107,000	—
Investment tax credits	673,000	688,000	620,000
Scientific research and experimental development expenses	678,000	694,000	665,000
Accrued warranty and other reserves	483,000	575,000	663,000
Share issue costs	320,000	266,000	321,000
Warrants	803,000	116,000	—
Property and equipment and licenses	7,129,000	7,194,000	4,850,000

Unrecognized deferred tax assets	33,154,000	30,910,000	26,215,000

At December 31, 2011, the Company’s deferred tax liability relates to the recognition of the deferred taxes on the Company’s convertible debentures.

A reconciliation between the Company’s statutory and effective tax rates is presented below:

	2011%	2010%
Statutory rate	27.0	29.3
Permanent differences	(3.7)	(2.8)
Impact of foreign income tax rate differential	—	5.1
Unrecognized benefit of current year’s tax loss and other	(23.3)	(31.6)

	—	—

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2011 is approximately $2,714,000 [2010-$2,775,000].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

As at December 31, 2011, the Company has accumulated Canadian tax losses of $60,818,000 [December 31, 2010—$53,834,000]. Of this amount, $3,246,000 will expire in 2014, and $5,568,000 will expire in 2015, and the remainder will expire between 2026 and 2030. The Company also has foreign non-capital losses carried forward in the amount of $20,692,000 [December 31, 2010—$20,794,000], which will not begin to expire until 2025. The Company has unclaimed Canadian scientific research tax credits of $791,000 [December 31, 2010—$808,000] that will begin to expire in 2020.

16.	MARKETING AND DISTRIBUTION AGREEMENTS

On November 29, 2011, the Company, LifeCell™ Corporation [“LifeCell”] and LifeCell’s parent company, Kinetics Concepts Inc. [“KC1”], signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of the Company’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements the Company received $3,000,000 upon executing the agreement and will receive further unrelated milestone payments. These unrelated milestone payments will consist of $1,000,000 for delivery of a newly designed wound care device for KCI to use in clinical studies and a further $1,000,000 upon delivery of the first commercial sale or rental of a wound care device. Additionally, KCI or its affiliates, including LifeCell, will pay the Company $1,000,000 upon the first commercial sale or rental of a SPY device in Japan and will also pay the Company $1,000,000 for the first commercial sale or rental of a SPY device in the Middle East, Europe or Africa. Under the agreements, the Company will share on-going revenues from LifeCell’s and KCl’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell or KCI. LifeCell and KCI will provide sales and marketing and distribution activities to the end customer. The Company will continue to be responsible for research and development, manufacturing and field service.

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the Company’s SPY imaging system in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Under the terms of the agreement, the Company received $5,000,000 including $1,000,000 from KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. Under the agreement, the Company shares on-going revenues from LifeCell’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell. LifeCell will provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging system. The Company will continue to be responsible for research and development, manufacturing and field service.

As at December 31, 2011, the Company deferred revenues of $5,891,666 represents the current and long-term portion of deferred licensing revenues for both the LifeCell and the LifeCell/KCI agreements. For the year ended December 31, 2011, the Company recorded $841,667 under its revenue sharing agreements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

17.	FINANCE COSTS AND OPERATING EXPENSES

[a] Finance costs

	2011 $	2010 $
Cash paid interest on repayable government assistance	16,511	13,873
Cash paid interest on convertible debentures	264,120	265,174
Imputed interest on convertible debentures	398,448	364,053

	679,079	643,100

[b] Depreciation and cost of inventories included in the consolidated statements of loss and comprehensive loss

	2011 $	2010 $
Included in cost of sales
Depreciation	922,065	643,859
Cost of inventories recognized as an expense	1,435,550	1,057,259

Included in administrative expenses
Depreciation	128,864	237,381

Included in research and development expenses
Depreciation	—	3,629

[c] Employee and benefits expense

	2011 $	2010 $
Wages and salaries	5,189,089	5,516,941
Benefit and bonus expense	1,315,060	957,957
Social security costs/benefits	134,977	114,101

Total employee benefits expense	6,639,126	6,588,999

[d] Lease payment expense

The Company has recognized $194,539 in lease expense for the year ended December 31, 2011 [2010-$230,095].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

18.	SHARE-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The share-based compensation cost that has been recognized for the year ended December 31, 2011 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $876,767 [2010—$786,578] and has been charged to deficit.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

A summary of the options outstanding as at December 31, 2011 and December 31, 2010 under the Plan are presented below:

	2011		2010
	Number outstanding #	Weighted average exercise price $	Number outstanding #	Weighted average exercise price $
Options outstanding, beginning of year	2,339,556	2.93	2,110,523	2.92
Options granted	370,500	4.27	377,000	3.08
Options exercised	(72,589)	1.53	(18,315)	1.93
Options forfeited	(48,256)	2.10	(129,652)	3.32

Options outstanding, end of year	2,589,211	3.18	2,339,556	2.93

Options exercisable, end of year	1,767,267	3.09	1,501,468	3.11

The following table lists the inputs to the Black-Scholes option pricing model used for the Plan for the year ended December 31, 2011 and December 31, 2010.

	2011	2010
Dividend yield	—	—
Expected volatility	66%	69%
Risk-free interest rate	1.98%	1.9%
Expected life of share options	8.6 years	8.6 years
Weighted average share price	$4.27	$3.08

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the years presented in the consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying amount $	Fair value $	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Financial assets
Held-for-trading Cash and cash equivalents	9,633,608	9,633,608	5,597,407	5,597,407	2,524,958	2,524,958
Available-for-sale equity investments	—	—	—	—	150,000	150,000
Loans and receivables Accounts receivable	2,018,782	2,018,782	1,434,964	1,434,964	1,398,593	1,398,593

	11,652,390	11,652,390	7,032,371	7,032,371	4,073,551	4,073,551

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	8,278,105	8,278,105	1,276,464	1,276,464	—	—
Other financial liabilities Convertible debentures	4,223,454	4,223,454	3,891,753	3,891,753	3,527,700	3,527,700
Repayable government assistance	412,162	412,162	507,675	507,675	537,520	537,520
Accounts payable and provisions	2,515,321	2,515,321	2,933,499	2,933,499	2,888,537	2,888,537

	15,429,042	15,429,042	8,609,391	8,609,391	6,953,757	6,953,757

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, accounts payable and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of repayable government assistance is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The fair value of the warrants is estimated using a Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1—Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2—Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	December 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	9,633,608	—	—	5,597,407	—	—

Financial liabilities
Shareholder warrants	—	8,278,105	—	—	1,276,464	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

The Company has non-current investments that are classified as available-for-sale, which are measured at fair value using Level 3 inputs as of December 31, 2011.

The following summarizes the Auction Rate Securities [“ARS”] activity:

Principal value $
Balance, January 1, 2010	150,000
Principal redemption	(25,000)
Fair value impairment	(125,000)

Balance, December 31, 2010 and December 31, 2011	—

As at December 31, 2011, the Company had $150,000 of principal invested in ARS with a fair value of nil. In April 2010, the brokerage firm administering the Company’s investments reported a decrease in the value of this investment based on a market devaluation of the ARS by reputable financial rating firms. In recognition of this market devaluation, the Company wrote down the fair value of the ARS to nil in the first quarter of 2010.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than warrants, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash that are derived directly from its operations. The Company also holds available-for-sale financial instruments and enters into derivative transactions.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign exchange and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses to a limited extent derivative financial instruments to mitigate certain risk exposures. The Company does not purchase any derivative financial instruments for speculative purposes. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors. The Audit Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite.

The risks associated with the Company’s financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed below. Financial instruments affected by market risk include trade accounts receivable and payable, available-for-sale financial instruments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as at December 31, 2011.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant. The analyses exclude the impact of movements in market variables on the carrying value of provisions and on the non-financial assets and liabilities of foreign operations.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The following assumptions have been made in calculating the sensitivity analyses:

•	The consolidated statements of financial position sensitivity relates to warrants.

•

The sensitivity of the relevant consolidated statements of loss and comprehensive loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at December 31, 2011.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company’s purchases are transacted in Canadian dollars and the Company has repayable government assistance denominated in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the year ended December 31, 2011, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives] of ($73,198) [December 31, 2010—$41,088; January 1, 2010—$85,266]. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk as interest rates for its convertible debentures and repayable government assistance loan are fixed.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The Company has not experienced any direct material impacts to date of the economic downturn; however, the indirect impact could impact future profitability.

Approximately $1,957,796 or 75% [December 31, 2010—$1,299,270 or 64%; January 1, 2010—$1,012,000 or 50%] of the outstanding accounts receivable, before provisions at December 31, 2011, is due from nine customers [December 31, 2010—eight customers; January 1, 2010—nine customers]. As at December 31, 2011, one customer accounts for $822,075 of accounts receivable, before provisions [December 31, 2010—$418,979; January 1, 2010—$276,417].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. As at December 31, 2011, the Company has made a provision of $583,477 [December 31, 2010—$588,746; January 1, 2010- $689,067] in respect of accounts which it believes may not be collectible. As at December 31, 2011, the Company’s accounts receivable, before provision, were 81% concentrated in the United States and Canada and 19% were concentrated in Europe and Asia [December 31, 2010- United States and Canada—68%, Europe and Asia—32%; January 1, 2010, United States and Canada—70%, Europe and Asia 30%].

The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss within operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the consolidated statements of loss and comprehensive loss. The following table sets forth details of the aging of trade accounts receivable that are not overdue as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	December 31,	December 31,	January 1,
	2011 $	2010 $	2010 $
Total accounts receivable	2,602,259	2,023,710	2,087,660
Less allowance for doubtful accounts	(583,477)	(588,746)	(689,067)

Total accounts receivable, net	2,018,782	1,434,964	1,398,593

Of which
Current	1,884,480	817,380	685,383
31-60 days	129,939	454,672	368,351
61-90 days	33,448	41,777	68,454
Over 90 days	554,392	709,881	965,472
Less allowance for doubtful accounts	(583,477)	(588,746)	(689,067)

Total accounts receivable, net	2,018,782	1,434,964	1,398,593

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The movement in the Company’s allowance for doubtful accounts for the year ended December 31 was as follows:

	2011 $	2010 $
Opening balance at January 1	588,746	689,067
Additional provision recognized	68,256	4,142
Amounts recovered during the year	(73,525)	(104,463)

Balance at December 31	583,477	588,746

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Company’s Board of Directors on an annual basis and may be updated throughout the year, subject to approval of the Company’s Finance Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position is the carrying amount of cash and cash equivalents and other current financial assets.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company has accounts payable, interest payable and repayable government assistance that have contractual cash flows approximating their fair value and have maturities of less than one year. The Company attempts to achieve this obligation through managing cash from operations and through the availability of funding from strategic alliances or equity placements.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The tables below summarize the maturity profile of the Company’s financial liabilities as at December 31, 2011 and 2010 based on contractual undiscounted payments:

December 31, 2011:

		Less than 1	1 to 3	4 to 5
	Total $	year $	years $	years $	Thereafter $
Convertible debentures	5,218,015	—	5,218,015	—	—
Convertible debentures interest payable	556,827	260,901	295,926	—	—
Repayable government assistance	412,162	197,760	214,402	—	—
Repayable government assistance interest payable	80,053	52,262	27,791	—	—
Accounts payable	2,474,021	2,474,021	—	—	—

Total financial liability payments	8,741,078	2,984,944	5,756,134	—	—

December	31, 2010:

		Less than 1	1 to 3	4 to 5
	Total $	year $	years $	years $	Thereafter $
Convertible debentures	5,303,478	—	5,303,478	—	—
Convertible debentures interest payable	830,394	265,174	530,348	34,872	—
Repayable government assistance	507,675	507,675	—	—	—
Repayable government assistance interest payable	64,373	64,373	—	—	—
Accounts payable	2,913,979	2,913,979	—	—	—

Total financial liability payments	9,619,899	3,751,201	5,833,826	34,872	—

Capital management

The primary objective of the Company is to ensure receipt of sufficient funds from sales, equity offerings, partnership fees and debt instruments to support the cash requirements for ongoing operations.

20.	RELATED PARTY DISCLOSURES

A director of the Company is also a director of Fairfax Financial Holdings Limited.

As at December 31, 2011 and 2010 and January 1, 2010, the Company has no receivable or payable values with key management personnel or directors.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing and Business Development, Open Surgery; Vice President, Operations; and Vice President, Investor Relations and Corporate Development.

Compensation of key management personnel of the Company

	2011 $	2010 $
Wages and salaries	1,123,871	968,316
Benefit and bonus expense	587,997	260,325
Social security costs	15,559	11,990

Total key management compensation	1,727,427	1,240,631

Key	management interests in an employee incentive plan

Share options held by key management personnel and members of the Board of Directors to purchase ordinary shares have the following expiry dates and exercise prices:

Key management personnel

				December 31,	December 31,	January 1,
				2011	2010	2010
Issue date	Expiry date	Exercise price		Number outstanding	Number outstanding	Number outstanding
13-Apr-03	13-Apr-13	U.S. $	1.07	199,535	199,535	199,535
16-Feb-04	16-Feb-14	U.S. $	1.07	93,271	93,271	93,271
29-Mar-05	29-Mar-15	U.S. $	1.07	270,486	270,486	270,486
13-Dec-05	13-Dec-15	CDN $	9.50	35,000	35,000	35,000
17-Aug-07	17-Aug-17	CDN $	6.50	125,000	125,000	125,000
15-May-08	15-May-18	CDN $	4.01	7,500	7,500	7,500
l-Aug-08	1-Aug-18	CDN $	1.76	12,500	12,500	12,500
19-Mar-09	19-Mar-19	CDN $	2.50	270,000	270,000	270,000
2- Apr- 10	2-Apr-20	CDN $	2.75	170,000	170,000	—
20-May-11	20-May-21	CDN $	4.15	175,000	—	—

				1,358,292	1,183,292	1,013,292

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Board of Directors

				December 31,	December 31,	January 1,
				2011	2010	2010
Issue date	Expiry date	Exercise price		Number outstanding	Number outstanding	Number outstanding
30-Sep-03	30-Sep-13	U.S. $	1.07	27,981	38,474	38,474
5-Sep-06	5-Sep-16	CDN $	8.07	7,500	15,000	15,000
24-May-07	24-May-17	CDN $	7.74	15,000	15,000	15,000
17-Aug-07	17-Aug-17	CDN $	6.50	16,450	19,850	19,850
15-May-08	15-May-18	CDN $	4.01	20,400	25,500	25,500
1-Aug-08	1-Aug-18	CDN $	1.76	15,000	15,000	15,000
21-May-09	21 -May- 19	CDN $	3.09	42,500	48,000	48,000
20-May-10	20-May-20	CDN $	4.26	45,000	52,500	—
31-Aug-10	31-Aug-20	CDN $	3.82	15,000	15,000	—
20-May-11	20-May-21	CDN $	4.15	67,500	—	—

				272,331	244,324	176,824

21.	LOSS PER SHARE

The Company has authorized share capital as follows: common shares—unlimited, no par value; preference shares—unlimited, no par value, issuable in one or more series.

Basic loss per share amounts are calculated by dividing net loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	December 31,	December 31,
	2011 $	2010 $

Weighted average number of shares for basic and diluted earnings per share	31,612,834	27,281,275

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

22.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia and Taunton, Massachusetts. The total future minimum annual lease payments, including four months free base rent in Richmond, British Columbia and proportionate operating expenses for three locations, are as follows:

$
Within one year	398,061
After one year but not more than five years	471,846
More than five years	—

869,907

Sales and marketing agreement

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the SPY Imaging Technology in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Pursuant to the agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development which is within normal business operating expenses.

Loan agreement

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at December 31, 2011, the Company has not utilized the credit facility. The Company is in compliance with the financial covenants and reporting requirements at December 30, 2011.

Contingent liabilities

On September 2, 2011, a former employee commenced litigation against the Company in Ontario, seeking damages for wrongful dismissal. The Company has refuted an offer to settle as the Company believes the former employees claim is without merit and is vigorously defending against the claim.

On June 29, 2011, a customer commenced a claim for breach of contract against the Company seeking damages for an undetermined value, alleged to be in excess of $25,000. The lawsuit alleges that the Company committed a breach of contract by refusing to supply the customer. The Company has filed its defence denying a breach of contract and intends to vigorously defend against the claim.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

23.	SEGMENTED INFORMATION

Revenue by Region is as follows:

	December 31,	December 31,
	2011 $	2010 $

United States	15,078,580	9,833,094
Canada	—	3,958,737
Japan	187,000	61,724
Other	26,861	17,766

Total	15,292,441	13,871,321

Property, Plant and Equipment net is as follows

	December 31,	December 31,	January 1,
	2011 $	2010 $	2010 $

Canada	1,130,185	306,163	428,118
United States	4,904,489	896,305	1,334,436

Total	6,034,674	1,202,468	1,762,554

Revenue from two customers amounted to $5,719,802 and $3,535,680, respectively (2010: $266,667 and $6,389,447).

24.	EXPLANATION OF TRANSITION TO IFRS

For all periods up to December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. The Company reported, as a first-time filer, its first quarter 2011 results under IFRS. These annual consolidated financial statements for the year ended December 31, 2011 are the first annual consolidated financial statements that comply with IFRS. In preparing these consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position and its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

There were no material adjustments to the operating, investing and financing activity subtotals in the 2010 consolidated statement of cash flows as a result of conversion to IFRS.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards [“IFRS 1”], the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

[i] Business combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3 Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated the business combination that took place prior to the transition date.

[ii] Share-based payments

IFRS 2 Share-based Payments [“IFRS 2”], encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its transition date. Further, the Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at its transition date.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

RECONCILIATION OF FINANCIAL POSITION AND EQUITY

The following is a reconciliation of the Company’s financial position and shareholders’ equity reported in accordance with Canadian GAAP to its financial position and equity shareholders’ in accordance with IFRS at the transition date of January 1, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		2,524,958	—	2,524,958
Accounts receivable		1,398,593	—	1,398,593
Prepaid expenses and other	B	2,003,681	(1,041,263)	962,418
Inventories		1,017,268	—	1,017,268

Non-current assets
Available-for-sale financial instruments		150,000	—	150,000
Property and equipment		1,762,554	—	1,762,554
Prepaid expenses and other		189,148	—	189,148
Intangible assets		7,678,759	—	7,678,759

Total Assets		16,724,961	(1,041,263)	15,683,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,303,554	(373,598)	2,929,956
Provisions	E	—	7,560	7,560
Deferred revenue		710,365	—	710,365
Deferred license and development revenue	B	3,000,000	(1,041,263)	1,958,737
Repayable government assistance	C	—	537,520	537,520

Non-current liabilities
Convertible debentures		3,527,700	—	3,527,700
Deferred revenue		238,158	—	238,158

Total liabilities		10,779,777	(869,781)	9,909,996

Shareholders’ equity
Share capital		81,188,324	—	81,188,324
Contributed surplus	A	4,913,885	153,998	5,067,883
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A,C	(82,125,420)	(325,480)	(82,450,900)

Total shareholders’ equity		5,945,184	(171,482)	5,773,702

Total Liabilities and Shareholders’ Equity		16,724,961	(1,041,263)	15,683,698

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at December 31, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,597,407	—	5,597,407
Accounts receivable		1,434,964	—	1,434,964
Prepaid expenses and other		1,193,423	—	1,193,423
Inventories		778,984	—	778,984
Non-current assets
Property and equipment		1,202,468	—	1,202,468
Prepaid expenses and other		144,456	—	144,456
Intangible assets		1,968,483	—	1,968,483

Total Assets		12,320,185	—	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,465,240	(527,195)	2,938,045
Provisions	E	—	19,520	19,520
Deferred revenue		549,865	—	549,865
Deferred license revenue		800,000	—	800,000
Repayable government assistance	C	—	507,675	507,675
Non-current liabilities
Convertible debentures		3,891,753	—	3,891,753
Deferred revenue		190,609	—	190,609
Deferred license revenue		2,933,333	—	2,933,333
Shareholder warrants	D	—	1,276,464	1,276,464

Total liabilities		11,830,800	1,276,464	13,107,264

Shareholders’ equity
Share capital	D	87,947,441	(49,886)	87,897,555
Contributed surplus	A,D	5,701,963	283,227	5,985,190
Warrants	D	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A, C	(96,044,974)	(593,245)	(96,638,219)

Total shareholders’ equity		489,385	(1,276,464)	(787,079)

Total Liabilities and Shareholders’ Equity		12,320,185	—	12,320,185

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

Reconciliation of comprehensive loss as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive loss reported in accordance with Canadian GAAP to its comprehensive loss in accordance with IFRS for the year ended December 31, 2010:

	Notes	$
Comprehensive loss as reported under Canadian GAAP		(13,919,554)
Differences decreasing (increasing) reported comprehensive loss:
Share-based payments	A	27,055
Net impact of license and development revenue recognition	B	—
Repayable government assistance	C	168,877
Warrants revaluation	D	(463,697)

Comprehensive loss as reported under IFRS		(14,187,319)

Notes to the reconciliations:

A. Share-based payments

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes. IFRS 2 requires such awards to be treated as a series of individual awards, with compensation measured and recognized separately for each tranche of options within a grant that has a different vesting date.

Under Canadian GAAP, compensation is recognized assuming all options will vest and adjusted as forfeitures occur. IFRS 2 requires an estimate of forfeitures to be reflected in the amount of compensation recognized.

As at January 1, 2010, the combined effect of these differences is $153,998. The related tax impact is nil.

B. Revenue recognition

Under Canadian GAAP, since the Company was not able to reliably estimate related costs of the Intuitive License and Development Agreement, the Company has accounted for milestones payments and related costs based on the completed contract method.

Under IFRS, such revenues are accounted for using the cost recovery method. For the period ended December 31, 2010, revenues and research and development expenses are $1,041,243 lower under IFRS and no impact on comprehensive loss.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(expressed in U.S dollars except as otherwise indicated)

C. Repayable government assistance

Under Canadian GAAP, a forgivable loan from the government is treated as government assistance when the entity is entitled to receive it, and is recorded as a reduction to the corresponding expense (e.g. research and development) in the income statement. Subsequent government assistance repayments are recorded as expense. While the NRC government assistance may be forgiven under certain circumstances, the Company determined that the loan will not be forgiven. The Company recorded a liability for the repayments of its NRC government assistance based on a percentage of gross sales earned during the period. The arrangement with the government continues until the earlier of March 2015 or until the original amount of CDN $ 985,050 is repaid.

Under IFRS, government assistance amounts should be recognized as a liability immediately when initially received, unless there is reasonable assurance that such amounts will not be repaid and forgiven. Subsequent payments of the obligation are recorded as a reduction of the liability.

D. Warrants

Under Canadian GAAP, the Company recognized its issued shareholder warrants as part of shareholders’ equity (deficiency) as they did not meet the criteria to be recognized as financial liabilities.

Under IFRS, since the conversion of such warrants was in a currency different than the Company’s functional currency, they were classified as financial liabilities at fair value through profit or loss upon initial recognition and subsequent measurement. Broker warrants were reclassified to contributed surplus.

E. Reclassification

Certain corresponding figures under Canadian GAAP as at January 1, 2010 and December 31, 2010 have been reclassified to conform to the new presentation under IFRS.

25.	SUBSEQUENT EVENT

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC, naming MAQUET as the exclusive United States distributor of the Company’s CO2 Heart Laser™ System Transmyocardial Revascularization [“TMR”] and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula in respect to the services provided by MAQUET and the products supplied and the product support provided by the Company.

On February 9, 2012 we received a loan offer from a Canadian chartered bank to increase our debt facility from $2.5 million to $ 5.5 million. Acceptance of this loan facility is subject to approval by an existing debt holder and from the Company’s Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the consolidated financial statements for the period ended December 31, 2011 and the notes thereto. The consolidated financial statements for the year ended December 31, 2011 are the first annual financial statements the Company has prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. The consolidated financial statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated.

Further information on the IFRS adoption is provided in the “Accounting Policies” section of this MD&A and the “Explanation of Transition to IFRS” section.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq. Without limitation, information regarding future sales and marketing activities, SPY® , SPY Elite® and FIREFLY System sales, placements and utilization rates, reimbursement for the SPY, SPY Elite and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc., the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of an endoscopic version of the SPY technology, which will be marketed under the brand name PINPOINT®, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite and FIREFLY Imaging System and/ or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, FIREFLY and/ or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks

1

related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the United States and the Canadian dollar.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through to February 14, 2012.

Overview

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging technology products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images during a wide variety of complex surgical procedures without exposing the patient to radiation.

The SPY technology platform is flexible and allows for the development of specific devices based on the needs of the surgeon and the specific application. SPY images empower surgeons treating life-threatening illnesses, such as breast, colon and other cancers, diabetes, and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels, and to visually assess the quality of blood perfusion in tissue such as, skin and organs. The ability to assess blood flow and tissue perfusion in real time enables surgeons to make better-informed decisions during surgical procedures.

More than 50 peer-reviewed publications, reporting experiences from a variety of medical specialties, have demonstrated that the use of SPY Imaging can lead to fewer post-operative complications which, in turn, helps reduces hospital costs. The SPY Imaging System is 510(k) cleared by the U. S. Food and Drug Administration [“FDA”] in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant surgery, gastrointestinal surgery and minimally invasive surgery. The SPY System is also Conformite Europeenne [“CE Marked”] for sale in Europe, is licensed by Health Canada and has regulatory authority approval for sale in Japan and certain other markets outside of the U.S. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to apply objective analysis tools to SPY images. SPY-Q is also 510(k) cleared by the FDA.

The endoscopic version of SPY called the PINPOINT Endoscopic Fluorescence Imaging System is also FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY Imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes.

Novadaq’s Intellectual property consists of 48 patent families representing 52 granted or allowed patents and 79 applications in various stages of review and prosecution.

2

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA PMA approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft (“CABG”) surgery.

The majority of Novadaq’s current revenue comes from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform has demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications.

Intuitive Alliance—In January 2009, Novadaq announced an alliance with Intuitive Surgical®, Inc. [“Intuitive”], to develop a SPY Imaging system to be integrated with the da Vinci Surgical Robotic System [as integrated, the “FIREFLY System”]. Novadaq was named the exclusive supplier of certain hardware components of the FIREFLY System and the fluorescence agent required to perform imaging procedures. Intuitive initiated commercialization of the FIREFLY System in February 2011 and commenced full launch in July of 2011. Novadaq earns revenue on sales of hardware components and consumable supplies to Intuitive, and royalties upon end user sales of FIREFLY Systems by Intuitive.

LifeCell Alliance—In September 2010, the Company signed a 5-year, exclusive, North American sales and marketing agreement with LifeCell™ Corporation [“LifeCell”] for SPY Imaging in open plastic and reconstructive, gastrointestinal and head and neck surgery. LifeCell began to exclusively market Novadaq’s latest generation SPY system under the brand name SPY Elite® [“SPY Elite”] in the United States in February 2011. Prior to signing the agreement with LifeCell, Novadaq marketed the SPY system directly to U.S. hospitals, primarily targeting key opinion leading surgeons. After signing the September 2010 agreement, Novadaq transferred the relevant sales team to LifeCell. Subsequently, in November of 2011, LifeCell expanded its agreement with Novadaq to include sales and marketing of the SPY Elite System into vascular surgery in North America and certain other markets including Europe, Middle East and Japan.

LifeCell’s partnership responsibilities include sales and marketing of SPY Systems and the disposable accessories required to perform each imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the Agreement; the Company has a three-year annual commitment to spend a minimum amount on research and development, which are within normal business operating expenses.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY Imaging System. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Rental Sales Model: hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the disposables required is charged in addition to the rental fee.

(ii)	Placement Model: hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of consumable supply kits each month entitles the customer to placement of the SPY device, clinical support and service. As part of the revenue sharing formula the Company is entitled to monthly minimum value for SPY devices placed and a minimum price for consumable supply kits.

3

(iii)	Capital Sales Model: hospitals purchase the hardware and purchase consumables and service.

The majority of the LifeCell’s recurring revenues to date have been generated through placements. Novadaq anticipates that placements and rental will be the primary revenue-generating model promoted by LifeCell going forward.

KCI Alliance—In November 2011, Novadaq signed a 7 year, exclusive, development and sales and marketing agreement with Kinetic Concepts, Inc. [“KCI”], for the development and future commercialization of Novadaq’s SPY technology for use in wound care applications. Novadaq and KCI will work together to develop the specifications for the SPY system for use in wound care clinics. This agreement is considered today to be at the engineering and market development phase.

The respective responsibilities of Novadaq and KCI are similar to the responsibilities of Novadaq and LifeCell described above. Also, the revenue models expected to be implemented by KCI, and the structure of the profit sharing arrangement is similar.

MAQUET Alliance—In January 2012, Novadaq named MAQUET Cardiovascular [“MAQUET”], exclusive U.S. distributor of the TMR Laser System and the associated disposable products. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with CABG.

Prior to signing the agreement with MAQUET, Novadaq had its own specialized direct sales team that called specifically on cardiac surgeons. The transition of sales responsibility from Novadaq to MAQUET took place on January 30, 2012 at which time the relevant Novadaq sales team members were transferred to MAQUET. Under the agreement the parties share revenues generated from sale of TMR Lasers and associated disposable products subject to minimum values on the products sold.

Novadaq’s own sales and marketing efforts are currently focused on the following market development activities including: (1) pre-commercialization activities required for Novadaq’s launch of PINPOINT including post-market research, clinical studies, key opinion leader development, and educational support material development (2) clinical, sales and marketing activities required to support our alliance partners (3) marketing activities required to continue to develop new clinically relevant applications for SPY and PINPOINT.

Novadaq’s products are primarily sold on the basis of the technologies’ clinical value which results in improved clinical outcomes and corresponding economic value to healthcare providers in the form of reduced costs. In addition, surgeons performing SPY Imaging continue to be paid through the use of existing Current Procedural Terminology CPT codes. In August 2011, the Centers for Medicare and Medicaid Services [“CMS”] issued new guidelines enabling the use of a coding modifier that allows surgeons to bill for each SPY image sequence they perform compared to previous years when they were restricted to only billing once, for the entire procedure, no matter how many sequences were acquired. In October 2009, CMS established ICD-9-CM code 88.59 which enabled hospitals to bill for SPY procedures performed in cardiac surgery and in October 2010, ICD-9-CM code 17.71 became effective for billing non cardiac applications. A brief description of Novadaq’s products and core applications follows:

4

SPY Elite Open Surgical Imaging System

Plastic Reconstruction

SPY Elite Imaging shows plastic surgeons areas of non-perfused tissue and skin, providing information that enables the surgeon to make decisions and, when appropriate, take actions that have been shown to result in lower major post-operative complication rates, and as a result, lower healthcare costs. Perfusion to tissue can be compromised in 10% to 30% of cases following complex reconstructive procedures, such as breast and other flap surgeries, and the consequences range from tissue necrosis requiring tissue debridement to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. Sixteen publications currently in the medical literature describe clinical or case studies focused on the value of SPY Imaging in breast and other complex reconstructive procedures. Also, two prominent text book chapters recommend use of SPY Imaging during breast reconstruction procedures.

In addition, there are numerous reports in the medical literature quantifying the costs associated with major reconstructive surgical complications. Olsen et al. (Arch. Surg. 2008), reported that the overall costs for treating breast surgery patients who developed surgical site infections [“SSIs”] was $10,759 greater compared with the overall costs if patients did not develop SSIs. Dr. Geoffrey Gurtner from the Stanford University School of Medicine has estimated costs ranging from $9,000 to $24,500 as a result of major complications due to tissue necrosis or anastomotic failure following breast reconstruction surgery.

Gastrointestinal Surgery

Similar to its use in plastic reconstructive surgery, SPY Elite allows gastrointestinal surgeons to visualize and objectively analyze perfusion in the upper and lower gastrointestinal [“GI”] tract to make decisions such as where to resect a section of colon based on the quality of perfusion. GI surgeons report that when appropriate, they have revised their operative plan based on information provided by SPY which has resulted in lower rates of major post-operative complications and reduced healthcare costs. Perfusion to tissue can be compromised in up to 20% of gastrointestinal surgeries, which if not detected in the operating room, can lead to high rates of leakage, the need for repeat surgery, severe infection and high rates of mortality. Fry et al. (Am. J. Surg.) reported a $23,327 increase in average patient care cost due to complications among patients undergoing colon resection, although costs can exceed $100,000 in certain cases.

The first report of a clinical study featuring the use of SPY in colorectal surgeries was published by surgeons at Stanford University in July 2011. The surgeon investigators concluded that the 4% leak rate for pelvic anastomoses observed in the study, compared to published series reporting leak rates of 12-18%, suggests that the use of SPY in determining where to transect the proximal bowel may decrease the risk of anastomotic leaks due to poor blood supply (2nd Biennial Meeting of the Eurasian Colorectal Technologies Association (ECTA) Turin, Italy, 15-17 June 2011. Tech Coloproctol (2011) 15:215-253).

5

Head and Neck Surgery

Head and neck surgeries are complex procedures, often requiring the use of miniaturized precision instruments to perform intricate procedures on very small structures including vessels and nerves that are less than 1 mm in diameter. Reconstructive procedures in this region, similar to breast reconstruction, involve the harvest, transfer and attachment of soft and sometimes bony tissues to areas of the head and neck that have been either affected by cancer or damaged by traumatic injury or were deformed at birth. The 2009 Hospital Discharge Survey published by the Centers for Disease Control CDC, reports there were 289,000 operations on the nose, mouth and pharynx, which includes 90,000 maxillofacial reconstructive procedures as reported by American Society of Plastic Surgeons.

Cardiac Surgery

SPY Imaging enables cardiac surgeons performing CABG surgery to visualize blood flow in native coronary arteries and bypass grafts and perfusion to the heart muscle in real time while in the operating room. Visualizing blood flow and perfusion allows cardiac surgeons treating with coronary artery disease to determine whether or not they have adequately restored blood supply to the heart muscle. In December 2010, the VICTORIA® Clinical Registry completed the enrollment and data collection from approximately 500 patients undergoing CABG surgery including the use of SPY imaging. Results of the Registry reported at the 2010 Annual Meeting of the American Heart Association, showed 50% lower rates of reoperation and shorter lengths of stay among patients undergoing CABG which utilized SPY compared to patients whose procedure did not involve SPY as reported in the Society of Thoracic Surgeon’s National Database. In addition, independent studies conducted by the Centers for Medicare and Medicaid Services in 2009 and 2010, demonstrated that CABG procedures including SPY Imaging resulted in lower average healthcare costs of approximately $2,000- $4,000 per patient compared to those not involving SPY.

Vascular Surgery

In 2010, Novadaq began to study the use of SPY Elite in vascular surgery in applications including lower limb salvage and amputation. Since that time, Novadaq has focused on developing strong working relationships with key opinion leading vascular surgeons and as a result, in 2011 Novadaq supported independent investigator sponsored clinical studies in four leading U.S. institutions. SPY Imaging enables surgeons treating vascular insufficiency to perform real-time perfusion mapping of the legs and feet. Accurate visualization of perfusion may be critical in assisting surgeons to make more accurate decisions related to limb salvage and if required, the need and level of lower limb amputations. The U.S. Centers for Disease Control estimates that approximately 60% of all lower limb amputations result from vascular disease caused by diabetes. The ability to accurately map perfusion in the lower limb may enable surgeons to perform below-the-knee amputations in certain cases where above-the-knee amputations might have been performed based on clinical judgment alone. The ability to save the knee joint during amputation results in significant improvements in patient post-operative recovery and related mobility. In the United States in 2007, more than 150,000 lower limb amputations were performed with the cost generally exceeding $45,000 per procedure.

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In March 2011, SPY Imaging was featured in a society sponsored workshop, which included a live perfusion mapping limb salvage case demonstration, at the Diabetic Foot Conference, [“DFCon 2011”] held in Beverly Hills, California. Diabetic Foot Conference [“DFCon’] is the largest conference of its type held annually in the world. In August of 2011, wound care specialists from the SALSA Clinic at the University of Arizona in Tucson, AZ published their initial experience using SPY imaging in the treatment of diabetic foot ulcers and amputations in the Journal of Podiatry Management. Since August, the SALSA group has described their experience with SPY Imaging in the treatment of diabetic ulcers and limb salvage in two additional manuscripts published in peer reviewed journals. The authors point out in both papers that ultimately, the goal of the physician is to prevent amputations, which begins with treatment and/or prevention of foot ulcers. They comment that a main cause of foot ulcers is peripheral vascular disease and that a tool that intra-procedurally assesses the effectiveness of peripheral vascular interventions, may be able to provide surgeons with key information that will improve outcomes in patients with high risk limbs.

Wound Care

In 2010, Novadaq began to study the use of SPY technology in wound care applications such as the treatment of diabetic foot ulcers. Diabetic ulcers are chronic wounds that result from repetitive trauma in an insensate foot. The presence of peripheral vascular disease makes the treatment of these ulcers difficult. The diabetic foot is considered one of the most significant complications of diabetes. According to the American Diabetes Association, the risk for the nearly 20 million Americans suffering with diabetes to develop a foot ulcer is close to 25%. The link between the diabetic foot ulcers and leg amputations is indisputable, as diabetes is the cause of almost 60% of all non-traumatic lower extremity amputations.

Debridement or removal of non-viable tissue is widely recognized as one of the most important techniques in wound healing. Complete removal of poorly perfused tissue promotes the release of growth factors that contributes to more progressive wound healing and advancement of the skin edges. Similar to its use in plastic reconstructive surgery, SPY enables surgeons treating chronic wounds to more reliably distinguish between perfused and non-perfused tissue and therefore to make more informed decisions in real time during the treatment of the wounds. Since complete removal of tissue is critical to healing, the impact of SPY can lead to improved rates of healing and fewer visits to treatment centers for patients.

The majority of chronic wounds are treated in the outpatient environment and as such, a unique SPY device is envisioned for use in the clinic. In 2012, Novadaq will collaborate with KCI to develop a SPY system specific for the wound care environment.

FIREFLY Robotic Imaging System

The FIREFLY system was FDA 510 (k) cleared for use in robotic surgery in February 2011 and the commercial launch of the system was initiated by Intuitive in February 2011 followed by full launch in July 2011. The use of FIREFLY enables surgeons performing robotic surgery to benefit from fluorescence imaging. The lead indication for FIREFLY is partial nephrectomy, or partial removal of the kidney as part of the treatment course for kidney cancer. The ability to resect tumors from the kidney, instead of removing the entire kidney, is preferential in many cases as preservation of normal kidney function can improve patient recovery. Recent advances in preoperative staging, specifically modern imaging techniques, have made nephron-sparing surgery increasingly feasible. SPY Imaging was reported to be an enabler of robotic assisted laparoscopic partial nephrectomy by Tobis and Golijanin, in the July 2011 Journal of Urology. The authors reported the use of FIREFLY Imaging to guide selective clamping of arteries,

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potentially sparing viable kidney tissue, and to identify tumor margins for resection based on differential fluorescence. The National Cancer Institute reports that the annual incidence of kidney cancer is 61,000 cases. Currently, only about a third of these patients undergo partial nephrectomy.

PINPOINT Endoscopic Fluorescence Imaging System

Novadaq’s PINPOINT Endoscopic Fluorescence Imaging System combines the fluorescence imaging capabilities of SPY Imaging with the HD visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing as patients enjoy the cosmetic benefits and faster recovery times as a result of the small incision. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on clinical studies in colon, gynecological and thoracic procedures and experiences with SPY in open surgery, PINPOINT is expected to provide minimally invasive surgeons with better visualization of important anatomic structures during these complex procedures. Improved visualization and enhanced functional imaging information results in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using PINPOINT in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery. The Company intends to use the clinical data and user feedback to determine those markets where the value proposition for PINPOINT endoscopic imaging is the strongest.

Operations

Novadaq manufactures SPY systems, FIREFLY hardware components, and PINPOINT Systems at its manufacturing facility located in Richmond British Columbia. The manufacturing operation is ISO 13485: and Current Good Manufacturing Practices cGMP compliant and, as currently configured, has the capacity to manufacture up to 1000 units each year.

The consumable supply kits sold by Novadaq for use with its imaging devices are currently assembled by a third party. Novadaq has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and multiple suppliers have been qualified. Equipment installation and field service is handled jointly by Novadaq and its service partner.

In February 2011, Novadaq acquired the CO2 HEART™ LASER SYSTEM manufacturing business from PLC. Acquired assets included product inventories, manufacturing equipment, intellectual property, clinical records, and all documentation related to the design, manufacture and regulatory approval of the product. Consumable kits are manufactured by the same contract manufacturer that was previously used by PLC.

Outlook

The Company plans to continue to work with its alliance partners to increase placements and utilization of SPY technology for current applications. Accordingly, we expect continued penetration of SPY Elite in breast reconstruction and FIREFLY in partial nephrectomy, while simultaneously launching products in new applications such as colorectal and vascular surgeries. Novadaq’s product development team will also continue to support the alliances by developing SPY technology device(s) for new applications in clinical settings.

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Novadaq will also continue its focus on further demonstrating the clinical and economic value of the technology and anticipates additional publications will be released throughout 2012. In addition, new multi-center clinical trials are expected to begin during the year for the SPY System and PINPOINT.

Novadaq also plans a direct launch of the PINPOINT Endoscopic Fluorescence Imaging System, during the second half of 2012 in the United States.

Risks and Uncertainties

The results of operations, business prospects and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management of the Company. In addition to the factors discussed in this MD&A, readers are advised to review risk factors discussed by the Company in its Annual Information Form for the year ended December 31, 2011, for a complete discussion of the risks affecting the Company’s business.

Successful Commercialization of the Company’s Products

The Company’s future success will depend in large part on its ability and the ability of its partners to market and sell SPY Elite, FIREFLY, PINPOINT and CO2 HEART LASER SYSTEM [the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including ICG, the performance of Novadaq’s partnering sales organization, and the ability of the Company and its partners to successfully market the Products at projected selling prices. In addition, the Company’s success will depend on its ability to supply the key components of the integrated SPY and da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2012 and funding from sources currently in place will permit the Company to meet its 2012 operating requirements. However, the Company in the long-term will require funding from outside sources to assist its planned requirements. The Company is therefore dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships.

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Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the ICG used with certain of the Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval/clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations are located in Canada which result in purchases of approximately $14,500,000 in Canadian currency. As the exchange rate between Canada and the U.S. becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange expense while a strengthening in the U.S. currency can result in an exchange gain. Throughout 2011 the exchange rates varied from par value in January 2011 to favoring a stronger U.S. dollar at $1.02, as at year end December 2011. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements which are mainly period related.

Clinical Trials of the Products May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Accounting Policies

For periods ending December 31, 2010 and earlier, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles [“Canadian GAAP”]. Novadaq adopted IFRS for financial reporting purposes using a transition date of January 1, 2010. As a ‘first time filer” the Company has prepared its March 31, 2011 interim condensed consolidated financial statements in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB. The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow. The most significant area of impact related to the adoption of IFRS was the classification and fair value measurement of the warrants and the stock-based compensation accounting principles.

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Critical Accounting Policies and Estimates

Revenue Recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the Company, it is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. These revenue elements are considered as individual elements for revenue recognition purposes only, if every element was part of the negotiation with the customer and the costs and revenues of each element can be identified. Otherwise all revenue elements will be reviewed for revenue recognition purposes as one contract or arrangement.

Rental income arising from operating leases for medical devices is accounted for on a straight-line basis over the lease terms and included in revenue due to its operating nature.

The Company enters into marketing and sales agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices and place devices. Revenue is recognized on sale of capital devices or consumable products to the partner, because the Company transfers at that point of time all relevant risks [inventory risks for the delivered products, credit risk for the transaction with the end customer and price risk for the transaction with the end customer] to the partner, who owns also the business relationship with the end customer. Under the current agreements, the Company shares on-going revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners, related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure. The Company records any additional amounts when its partners sell to the end customer.

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. Such designed products qualify as construction contracts, because the products negotiated in these contracts are very specific to the requirements of the customer and cannot be sold to any other customer without significant rework. When the outcome of such construction contracts can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period [using the so-called “percentage-of-completion method”]. However, in cases where the outcome of the contract cannot be estimated reliably [for example, because the total cost of the project is difficult to predict], the Company is recognizing revenues from such construction contracts only to the extent of the contract costs incurred as of the reporting date that are probable of recovery.

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Intangible Assets

The Company owns intangible assets consisting of patents and licensed patent rights. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives. Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive loss in the expense category consistent with the function of the intangible assets. Internally generated intangibles, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. Intangibles are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Xillix patent rights	5-15 years
SPY software	2 years

Stock-based Compensation Plan

Employees, including senior executives, of the Company receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

The cost of stock option transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled.

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The cumulative expense recognized for stock option transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

When options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited to shareholders’ equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Critical Accounting Estimates

Estimates are used in accounting for, among other items, valuation of warrants and other financial instruments, accounts receivables and allowances for credit losses on receivables, income taxes, share based payments, development costs, useful lives of key property and equipment and intangible assets and future cash flows associated with non financial assets. The Company’s estimates are based on the facts and circumstances available at that time, historical experience, risk of loss, general economic conditions and trends and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of loss and comprehensive loss in the period that they are determined. Accounts receivable and bad debt allowance are reflective of our clients’ economic performance and access to funds. While most trade receivable customers comprise the Company’s distributors and healthcare providers deemed as minimal risk, the Company does have credit risk in agency type clients. Collectability could affect the amortized cost. The Company utilizes discounted cash flows by product line to assist in measuring the fair value of the intangibles. A decrease in product revenue and associated margins could affect the fair value of intangibles and other non-financial assets. Initial capitalization of development costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies. Where the fair value of financial assets and financial liabilities cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. In particular, changes in estimates of the fair

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value of the shareholder warrants can have a material impact on the reported comprehensive loss for a period. The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the expected life of the option, volatility and dividend yield.

EXPLANATION OF TRANSITION TO IFRS

For all periods up to December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. The Company reported, as a first-time filer, its first quarter 2011 results under IFRS. These annual consolidated financial statements for the year ended December 31, 2011 are the first annual consolidated financial statements that comply with IFRS. In preparing these consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position and its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

There were no material adjustments to the operating, investing and financing activity subtotals in the 2010 consolidated statement of cash flows as a result of conversion to IFRS.

Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards [“IFRS 1”], the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

[i] Business combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated the business combination that took place prior to the transition date.

[ii] Share-based payments

IFRS 2, Share-based Payments [“IFRS 2”], encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its transition date. Further, the Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at its transition date.

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RECONCILIATION OF FINANCIAL POSITION AND EQUITY

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at the transition date of January 1, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		2,524,958	—	2,524,958
Accounts receivable		1,398,593	—	1,398,593
Prepaid expenses and other	B	2,003,681	(1,041,263)	962,418
Inventories		1,017,268	—	1,017,268

Non-current assets
Available-for-sale financial instruments		150,000	—	150,000
Property and equipment		1,762,554	—	1,762,554
Prepaid expenses and other		189,148	—	189,148
Intangible assets		7,678,759	—	7,678,759

Total Assets		16,724,961	(1,041,263)	15,683,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,303,554	(373,598)	2,929,956
Provisions	E	—	7,560	7,560
Deferred revenue		710,365	—	710,365
Deferred license and development revenue	B	3,000,000	(1,041,263)	1,958,737
Repayable government assistance	C	—	537,520	537,520

Non-current liabilities
Convertible debentures		3,527,700	—	3,527,700
Deferred revenue		238,158	—	238,158

Total liabilities		10,779,777	(869,781)	9,909,996

Shareholders’ equity
Share capital		81,188,324	—	81,188,324
Contributed surplus	A	4,913,885	153,998	5,067,883
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A, C	(82,125,420)	(325,480)	(82,450,900)

Total shareholders’ equity		5,945,184	(171,482)	5,773,702

Total Liabilities and Shareholders’ Equity		16,724,961	(1,041,263)	15,683,698

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The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at December 31, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,597,407	—	5,597,407
Accounts receivable		1,434,964	—	1,434,964
Prepaid expenses and other		1,193,423	—	1,193,423
Inventories		778,984	—	778,984
Non-current assets
Property and equipment		1,202,468	—	1,202,468
Prepaid expenses and other		144,456	—	144,456
Intangible assets		1,968,483	—	1,968,483

Total Assets		12,320,185	—	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,465,240	(527,195)	2,938,045
Provisions	E	—	19,520	19,520
Deferred revenue		549,865	—	549,865
Deferred license revenue		800,000	—	800,000
Repayable government assistance	C	—	507,675	507,675
Non-current liabilities
Convertible debentures		3,891,753	—	3,891,753
Deferred revenue		190,609	—	190,609
Deferred license revenue		2,933,333	—	2,933,333
Shareholder warrants	D	—	1,276,464	1,276,464

Total liabilities		11,830,800	1,276,464	13,107,264

Shareholders’ equity
Share capital	D	87,947,441	(49,886)	87,897,555
Contributed surplus	A, D	5,701,963	283,227	5,985,190
Warrants	D	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A,C	(96,044,974)	(593,245)	(96,638,219)

Total shareholders’ equity		489,385	(1,276,464)	(787,079)

Total Liabilities and Shareholders’ Equity		12,320,185	—	12,320,185

Reconciliation of Comprehensive Loss as Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive loss reported in accordance with Canadian GAAP to its comprehensive loss in accordance with IFRS for the year ended December 31, 2010:

	Notes
Comprehensive loss as reported under Canadian GAAP		(13,919,554)
Differences decreasing (increasing) reported comprehensive loss:
Share-based payments	A	27,055
Net impact of license and development revenue recognition	B	—
Repayable government assistance	C	168,877
Warrants revaluation	D	(463,697)

Comprehensive loss as reported under IFRS		(14,187,319)

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Notes to the reconciliations:

A. Share-based payments

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes. IFRS 2 requires such awards to be treated as a series of individual awards, with compensation measured and recognized separately for each tranche of options within a grant that has a different vesting date.

Under Canadian GAAP, compensation is recognized assuming all options will vest and adjusted as forfeitures occur. IFRS 2 requires an estimate of forfeitures to be reflected in the amount of compensation recognized.

At January 1, 2010, the combined effect of these differences is $153,998. The related tax impact is nil.

B. Revenue recognition

Under Canadian GAAP, since the Company was not able to reliably estimate related costs of the Intuitive License and Development Agreement, the Company has accounted for milestones payments and related costs based on the completed contract method.

Under IFRS, such revenues are accounted for using the cost recovery method. For the period ended December 31, 2010, revenues and research and development expenses are $1,041,243 lower under IFRS and no impact on comprehensive loss.

C. Repayable government assistance

Under Canadian GAAP, a forgivable loan from the government is treated as government assistance when the entity is entitled to receive it, and is recorded as a reduction to the corresponding expense (e.g. research and development) in the income statement. Subsequent government assistance repayments are recorded as expense. While the NRC government assistance may be forgiven under certain circumstances, the Company determined that the loan will not be forgiven. The Company recorded a liability for the repayments of its NRC government assistance based on a percentage of gross sales earned during the period. The arrangement with the government continues until the earlier of March 2015 or until the original amount of CDN $ 985,050 is repaid.

Under IFRS, government assistance amounts should be recognized as a liability immediately when initially received, unless there is reasonable assurance that such amounts will not be repaid and forgiven. Subsequent payments of the obligation are recorded as a reduction of the liability.

D. Warrants

Under Canadian GAAP, the Company recognized its issued shareholder warrants as part of shareholders’ equity as they did not meet the criteria to be recognized as financial liabilities.

Under IFRS, since the conversion of such warrants was in a currency different than the Company’s functional currency, they were classified as financial liabilities at fair value through profit or loss upon initial recognition and subsequent measurement. Broker warrants were reclassified to contributed surplus.

E. Reclassification

Certain corresponding figures under Canadian GAAP as at January 1, 2010 and December 31, 2010 have been reclassified to conform to the new presentation under IFRS.

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 12 Income Taxes

In December 2010, the IASB amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40 Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21 Income Taxes—Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the Board also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12 Consolidations—Special Purpose Entities and replaces parts of IAS 27 Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

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IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint operation or a joint venture. The standard eliminates the use of the proportionate consolidation method to account for joint ventures. Joint ventures will be accounted for using the equity method of accounting while for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 supersedes SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers and IAS 31 Joint Ventures. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure 19 requirements included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Joint Ventures and IAS 28 Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of the standard on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

The IASB also amended LAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 by revising how certain items are presented in Other Comprehensive Income [“OCI”]. Items within OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012 with early adoption permitted. The Company is currently assessing the impact of the amendment on the consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7 which increase the disclosure requirements for transactions involving transfers of financial assets. This amendment is effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Company’s position or performance.

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Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of the following as at December 31, 2011: cash and cash equivalents of $9,634,000; net accounts receivable $2,019,000; payables of $2,474,000; convertible loan debentures of $4,223,000; and, repayable government assistance of $412,000. The Company invested its cash and cash equivalents in daily interest savings accounts. The net accounts receivable of $2,019,000 are net of a bad debt reserve of $583,000. Accounts receivable of $2,019,000 net of bad debts receivables, based in the United States and Canada, are subject to minimal credit risk based on the nature of our clients. The receivables are being carried at amortized cost. Accounts payable of $2,474,000 carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The convertible loan debentures have a principal value of $5,067,000 and PIK debentures of $151,000. The repayable government assistance comprises an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 25 months commencing in August 2011.

Financial assets and liabilities

The Company classifies its financial instruments as either [i] financial assets at fair value through profit or loss, [ii] loans and receivables or [iii] available-for-sale, and its financial liabilities as either [i] financial liabilities at fair value through profit or loss or [ii] other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position. All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

There are currently no financial instruments classified as available-for-sale.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried at fair value. Related realized and unrealized gains and losses are included in the consolidated statements of loss and comprehensive loss in finance income or finance costs.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

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Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The losses arising from impairment are recognized in the consolidated statements of loss and comprehensive loss in finance costs.

Derecognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Because the Company’s shareholder warrants are denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability and are re-measured at fair value through profit or loss.

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Other financial liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of loss and comprehensive loss.

Derecognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of loss and comprehensive loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

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Selected Annual Information

The following table sets forth information regarding Novadaq’s sales, loss from operations and other information for the periods presented and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011 and related notes. All dollar amounts are expressed in U.S. dollars.

	2011	2010
[Unaudited]	$	$
SPY revenue	9,214,000	5,560,000
TMR revenue	3,712,000	2,794,000
Royalty revenue	395,000	—
Milestone revenue	—	3,959,000
Deferred partnership fee revenue	842,000	267,000
Service revenue	1,129,000	1,291,000

Total revenues	15,292,000	13,871,000
Cost of sales	6,634,000	5,334,000

Gross margin	8,658,000	8,337,000
	57%	60%
Operating expenses
Selling and distribution costs	5,375,000	7,067,000
Research and development expenses	4,611,000	4,916,000
Administration expenses	4,551,000	4,071,000
Write-down of intangible asset	—	4,829,000
Write-down of equipment	314,000	—
Write-down of inventory	15,000	427,000

Total operating expenses	14,866,000	21,310,000

Loss from operations	(6,208,000)	(12,973,000)
Interest expense	(281,000)	(279,000)
Imputed interest expense	(398,000)	(364,000)
Warrant revaluation adjustment	(3,306,000)	(462,000)
Gain (loss) on investment	25,000	(125,000)
Interest income	15,000	16,000
Taxes	—	—

Loss and comprehensive loss for the period	(10,153,000)	(14,187,000)

Basic and diluted loss and comprehensive loss per share	(0.32)	(0.52)

Note: Financial results for 2010 have been restated to IFRS for comparative reporting.

	As at December 31
Balance Sheet Data	2011	2010
[Unaudited]	$	$
Cash and cash equivalents	9,634,000	5,797,000
Working capital	10,065,000	4,190,000
Total assets	22,793,000	12,320,000
Total non-current liabilities	17,745,000	8,292,000
Total liabilities	22,167,000	13,107,000
Shareholders’ equity	626,000	(787,000)

Note: Balance Sheet for 2010 has been restated to IFRS for comparative reporting purposes.

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Discussion of Operations

YTD revenue increased to $15,292,000 in 2011 from $13,871,000 in 2010. Increases in SPY kit sales, capital sales, and license fee revenue more than offset a reduction in revenue resulting from the recognition of only a portion of LifeCell revenue, and a reduction in milestone revenue of $3,959,000. SPY revenue increased in 2011 by $3,654,000 or 65%; royalty revenue increased from nil to $395,000 due to Intuitive’s commercial launch, and license revenue increased by $575,000 as the Life Cell contract was in place for all of 2011 versus only four months in 2010. TMR capital sales and kit sales increased by $918,000, while TMR service decreased by $162,000, due to decrease maintenance work performed.

YTD gross margin of $8,658,000 in 2011 exceeded gross margin of $8,337,000 in 2010 as increases in gross margin on product, royalty and service revenue more than offset reductions in gross margin on milestone and partnership fees. TMR product margins have also increased substantially due to increased capital equipment sales and the acquisition of the PLC business leading to lower cost of sales.

YTD costs of $5,375,000 in 2011 decreased by $1,692,000 from $7,067,000 in 2010 due to the transitioning of sales staff to LifeCell. Selling costs were lower despite additional costs for honoraria and seminar costs of $220,000 for TMR business growth and additional incentive costs of $50,000.

YTD research and development expenses of $4,611,000 are lower than last year expenses of $4,916,000 by $305,000 due to lower salaries and benefits, JHU royalties, clinical trials, lower amortization expenses, lower SPY registry expense and consultants offset by increases in SPY Elite product development costs, office rental and patent and trademark costs. Lower salaries and benefits expense were absorbed into cost of sales via transfer of costs related to production of capital equipment.

YTD administrative expenses of $4,551,000 are higher than same period previous year expense of $4,071,000 due to, higher incentives expenses of $353,000, and higher depreciation and amortization non-cash expense from the TMR purchase of $199,000, higher non cash tax expense of $100,000 due to an expense reversal in 2010, higher investor relations expense $42,000, higher bad debt allowance of $95,000 due to a an expense reversal in 2010 offset by lower professional fees of $330,000 related to IFRS and patent legal. All other expenses netted out at $21,000 increase.

There were no intangible write-downs in 2011 whereas in 2010 the Company wrote-down the intangible asset for the TMR sales distribution agreement due to a deterioration of a supplier’s financial position.

YTD write-down for equipment of $314,000 relates to SPY 2000/2001 models that are considered obsolete as they are currently inactive and not expected to be placed back into service. The SPY Elite is out-performing the older SPY model due to improved software, hardware and ease of use in the operating room. There was no comparable write-down in 2010. YTD write-down of $15,000 for inventory relates to one SPY 2000/2001 model held in inventory that is considered obsolete and not expected to be placed into service. In 2010, an inventory write-down of $427,000 reflected obsolescence of TMR Lasers.

YTD gain on investment of $25,000 from an auction rate security [“ARS”] principal redemption compared to an ARS write-down of $125,000 for same period last year.

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YTD interest expense and imputed interest expense of $679,000 exceed the expense of $643,000 for same period last year by $36,000 due to additional interest expense of $2,000 paid to NRC for the IRAP loan and $34,000 of additional imputed interest.

YTD warrant re-valuation expense of $3,306,000 in 2011 was higher than $462,000 in 2010 because new warrants were issued in March 2011 and increases in the Company’s share price drove higher revaluation costs.

YTD interest income of $15,000 compared to previous year to date income of $16,000. Interest rates remain consistent to last year.

YTD Net loss of $10,153,000 in 2011 decreased by $4,034,000 from $14,187,000 in 2010 due to an increase in gross margin of $321,000, a reduction in operating expenses of $1,615,000, a reduction in intangible write-downs of $4,829,000 and higher investment gains of $150,000, partly offset by an increase in non-cash warrant revaluation expense of $2,844,000 and an increase in interest costs of $36,000 and lower interest income of $1,000.

ACQUISITION OF TMR ASSETS

Effective February 1, 2011, and based on the asset purchase agreement from November 8, 2010, the Company acquired Laser System Business for Transmyocardial Revascularization [“TMR”] from PLC Systems Inc. [“PLC”]. Under the terms of the agreement, the Company has acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

The acquisition has been accounted for by the purchase method with the results of the TMR operations included in the Company’s consolidated statements of loss and comprehensive loss from the date of acquisition. The assets and liabilities of the TMR business have been recorded in the consolidated financial statements at their fair values as follows:

Restated $
Inventories	146,003
Property and equipment	17,095
TMR manufacturing license [note 9]	1,423,642

Purchase price	1,586,740

Prepaid contracts	586,740
Consideration paid in cash	1,000,000

Total consideration paid	1,586,740

The above purchase price allocation has been restated from that previously presented to reflect the appropriate accounting related to balances on the Company’s books, existing prior to the acquisition, related to TMR warranty revenue and PLC prepaid amounts. TMR warranty revenue should not been written off as part of the transaction and PLC prepaid warranty amounts should have been recorded through the purchase price allocation.

The following tables disclose the impact of changes on the consolidated statement of financial position as of September 30, 2011, June 30, 2011 and March 31, 2011 and the statement of loss and comprehensive loss for each of the three corresponding periods in fiscal 2011.

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	As of September 30, 2011
Consolidated Statements of Financial Position [Unaudited]	Previously Reported	Adjustments	Restated
Intangible assets	$795,000	$154,000	$949,000
Provisions-current	$134,000	($107,000)	$27,000
Deferred revenue Short-term	$218,000	$209,000	$427,000
Provisions-non current	$329,000	($34,000)	$295,000
Deferred revenue Long-term	$31,000	$66,000	$97,000
Total liabilities	$19,517,000	$134,000	$19,651,000

Consolidated Statements of Loss and	For the quarter ended September 2011
Comprehensive Loss [Unaudited]	Previously Reported	Adjustments	Restated
Sales	$4,186,000	$125,000	$4,311,000
Cost of sales	$1,795,000	$62,000	$1,857,000
Gross Margin	$2,391,000	$63,000	$2,454,000
Administrative expenses	$1,073,000	$29,000	$1,102,000
Total operating expenses	$3,862,000	$29,000	$3,891,000
Loss from operations	($1,471,000)	$34,000	($1,437,000)
Loss and comprehensive loss for the year	($1,312,000)	$34,000	($1,278,000)

Basic and diluted (loss) per share	($0.04)	—	($0.04)

	As of June 30, 2011
Consolidated Statements of Financial Position [Unaudited]	Previously Reported	Adjustments	Restated
Intangible assets	$944,000	$183,000	$1,127,000
Total assets	$22,903,000	$183,000	$23,086,000
Provisions-current	$170,000	($155,000)	$15,000
Deferred revenue Short-term	$361,000	$304,000	$665,000
Provisions-non current	$353,000	($49,000)	$304,000
Deferred revenue Long-term	$40,000	$97,000	$137,000
Total liabilities	$19,470,000	$197,000	$19,667,000

Consolidated Statements of Loss and	For the quarter ended June 30, 2011
Comprehensive Loss [Unaudited]	Previously Reported	Adjustments	Restated
Sales	$3,485,000	$160,000	$3,645,000
Cost of sales	$1,367,000	$82,000	$1,449,000
Gross Margin	$2,118,000	$78,000	$2,196,000
Administrative expenses	$1,112,000	$29,000	$1,141,000
Total operating expenses	$3,782,000	$29,000	$3,811,000
Loss from operations	$4,437,000	$49,000	$4,388,000
Loss and comprehensive loss for the year	$4,437,000	$49,000	$4,388,000

Basic and diluted (loss) per share	($0.14)	—	($0.14)

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	As of March 31, 2011
Consolidated Statements of Financial Position [Unaudited]	Previously Reported	Adjustments	Restated
Intangible assets	$1,093,000	$211,750	$1,304,750
Total assets	$25,232,000	$211,750	$25,443,750
Provisions-current	$234,000	($216,000)	$18,000
Deferred revenue Short-term	$19,000	$425,000	$444,000
Provisions-non current	$69,000	($69,000)	—
Deferred revenue Long-term	$16,000	$135,000	$151,000
Total liabilities	$17,650,000	$275,000	$17,925,000

Consolidated Statements of Loss and	For the quarter ended March 31, 2011
Comprehensive Loss [Unaudited]	Previously Reported	Adjustments	Restated
Sales	$2,901,000	($560,000)	$2,341,000
Cost of sales	$1,773,000	($516,000)	$1,257,000
Gross Margin	$1,128,000	($44,000)	$1,084,000
Administrative expenses	$1,093,784	$19,000	$1,112,784
Total operating expenses	$3,417,000	$19,000	$3,436,000
Loss from operations	($2,289,000)	($63,000)	($2,352,000)
Loss and comprehensive loss for the year	($2,421,000)	($63,000)	($2,484,000)

Basic and diluted (loss) per share	($0.09)	—	($0.09)

As a result of the acquisition of the TMR business on February 1, 2011, the TMR business has contributed an incremental profit of $621,000 to the results of the Company.

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Summary of Quarterly Results

[Unaudited]

	Q1 2010 $000’s	Q2 2010 $000’s	Q3 2010 $000’s	Q4 2010 $000’s	Restated Q1 2011 $000’s	Restated Q2 2011 $000’s	Restated Q3 2011 $000’s	Q4 2011 $000’s
Revenues
SPY revenue	1,437	1,635	1,496	964	832	2,040	2,731	3,611
TMR revenue	620	675	652	847	904	1,005	1,009	794
Royalty revenue	—	—	—	—	—	139	140	116
Milestone revenue	296	—	3,692	—	—	—	—	—
Deferred partnership fee revenue	—	—	67	200	200	200	200	242
Service revenue	362	308	355	266	405	261	231	232

Total Revenues	2,715	2,618	6,262	2,277	2,341	3,645	4,311	4,995
Cost of sales	1,614	1,290	1,380	1,251	1,257	1,449	1,857	2,071

Gross margin	1,101	1,328	4,882	1,026	1,084	2,196	2,454	2,924
Gross margin percentage	41%	51%	78%	45%	46%	60%	57%	59%
Operating expenses
Selling and distribution costs	1,823	1,979	1,884	1,381	1,275	1,400	1,353	1,347
Research and development expenses	878	1,183	1,293	1,559	1,048	1,270	1,107	1,186
Administrative expenses	798	985	1,169	1,122	1,113	1,141	1,102	1,195
Write-down of intangible asset	—	—	4,829	—	—	—	—	—
Write-down of equipment	—	—	—	—	—	—	314	—
Write-down of inventory	—	427	—	—	—	—	15	—

Total operating expenses	3,499	4,574	9,175	4,062	3,436	3,811	3,891	3,728

Loss before the following	(2,398)	(3,246)	(4,293)	(3,036)	(2,352)	(1,615)	(1,417)	(804)
Interest expense	(68)	(70)	(69)	(72)	(71)	(72)	(68)	(70)
Imputed interest expense	(87)	(90)	(92)	(95)	(97)	(98)	(102)	(101)
Warrant revaluation adjustment	(52)	(380)	(83)	52	4	(2,607)	326	(1,029)
Gain (loss) on investment	(125)	—	—	—	25	—	—	—
Interest income	1	6	4	5	7	4	3	1

Loss and comprehensive loss before tax	(2,729)	(3,780)	(4,533)	(3,146)	(2,484)	(4,388)	(1,278)	(2,003)

Income tax provision	—	—	—	—	—	—	—	—

Loss and comprehensive loss for the period	(2,729)	(3,780)	(4,533)	(3,146)	(2,484)	(4,388)	(1,278)	(2,003)

Basic and diluted comprehensive loss per share	(0.11)	(0.14)	(0.16)	(0.11)	(0.09)	(0.14)	(0.04)	(0.05)

Note:	Quarterly results have been restated to conform to IFRS for comparative reporting purposes. Fiscal 2011 amounts in the first, second and third quarter of Fiscal 2011 have also been restated to reflect the TMR purchase price allocation discussed above.

Q4-2011 revenue of $4,995,000 increased from $2,277,000 in Q4-2010 mainly due to increased SPY revenue for both kit and capital sales. TMR and service sales were lower than Q4-2010 by $87,000 due to lower volume of kit sales and service repairs. Royalty revenue increased from nil in Q4-2010 to $116,000 in Q4-2011 as Intuitive’s commercial launch of FIREFLY in July 2011 resulted in end-customer sales. Partnership fee revenue increased by $42,000 as a result of license payments received upon the expansion of the LifeCell alliance in November 2011.

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The increase of $880,000 in SPY product revenue from Q3-2011 to Q4-2011 related primarily to increased revenues from capital sales, as well as an increase of $42,000 of partnership fee revenue related to expansion of the LifeCell alliance. TMR product and service were lower by $214,000 due to lower kit sales volume and lower service work performed while royalty revenue volume was lower than the previous quarter by $24,000.

Gross margin of $2,924,000 in Q4-2011 increased from $1,026,000 for same period last year mainly due to increased sales from alliances with LifeCell and Intuitive. SPY products continue to produce higher margins, after the sharing of revenues with LifeCell. TMR margins also increased due to consumable product margin increases resulting from the TMR asset acquisition. Gross profit increased by $470,000 in Q4-2011 compared to Q3-2011due to increased SPY capital and kit volume, and an increase of $42,000 in partnership fees revenue offset partly by reduced royalty revenue. Gross margin on TMR product and service revenue in Q4-2011 were lower than in Q3-2010.

Selling and distribution costs of $1,347,000 for Q4-2011 decreased from $1,381,000 Q4-2010 and also decreased from $1,353,000 in Q3-2011 due to decrease in salaries and benefits offset by increased honoraria and seminar costs.

Research and development expenses of $1,186,000 in Q4-2011 are lower than Q4-2010 costs of $1,559,000 due to lower SPY Elite development costs, lower salaries and fringes, lower clinical trial costs offset by higher patent and trademark costs. Q4-2011 research and development costs were $79,000 higher than Q3-2011 costs due to higher patent and trademark costs offset by lower salaries, lower clinical trial expense and lower product design expense.

Administrative expenses of $1,195,000 in Q4-2011 are $73,000 higher than Q4-2010 costs due higher incentive costs of $252,000 and bad debt expense of $79,000 offset by lower professional fees related to IFRS conversion, lower insurance expense due to a sales tax rebate, lower depreciation and amortization expense due to depreciation being depleted. In Q4-2010 there was a bad debt expense reversal of $74,000. In comparison to Q3-2011 expenses are $93,000 higher mainly due to higher incentive costs of $118,000 and higher investor relations expense offset by lower professional fees, insurance and travel costs.

Interest expense of $70,000 and imputed interest expense of $101,000 for Q4-2011 exceeded interest expense of $72,000 and imputed interest of $95,000 for Q4-2010. Interest expense this quarter was comparable to Q3-2011.

In Q4-2011, a warrant re-valuation expense of $1,029,000 was incurred due to an increase in the market value of the Company’s shares compared to Q4-2010 re-valuation income of $52,000. In Q3-2011 re-valuation income of $326,000 was recorded due to changes in share price and exchange rates. The Company uses a Black-Scholes model for valuing the market value of warrants comprising input factors such as current stock price, rates of interest, stock price volatility, remaining life and exchange rate.

Interest income of $1,000 is less than income of $5,000 for Q4-2010 and income of $3,000 Q3-2011.

Net loss of $2,003,000 for Q4-2011 was reduced by $1,143,000 from $3,146,000 in Q4-2010 resulting mainly from an increase in gross margins of $1,898,000; a decrease in operating expenses of $334,000, offset partly higher non cash warrant revaluation expense of $l,081,000, higher interest cost of $4,000 and lower interest income $4,000. In comparison to Q3-

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2011 net loss increased by $725,000 mainly resulting from an increase in non-cash warrant revaluation expense increase of $1,355,000, an increase in operating expenses of $166,000, higher interest costs of $1,000, and $2,000 lower interest income partly offset by higher gross margins of $470,000 and lower equipment and inventory write-downs of $329,000.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including device design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

In 2011, the Company raised funds from the sources listed below:

Private Placement

On March 24, 2011, the Company closed a private placement of U.S. $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Sales Distribution Alliance Agreements

On November 29, 2011, the Company and LifeCell Corporation; LifeCell Medical Resources Limited (“LifeCell MR”); KCI USA, Inc; KCI Medical Resources Ltd (“KC1 MR”) signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreement with LifeCell Corporation, Novadaq received $3,000,000 on December 1, 2011.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at December 31, 2011, the Company has not utilized the credit facility.

Subsequent Event

On February 9, 2012 we received a loan offer from a Canadian chartered bank to increase our debt facility from $2.5 million to $ 5.5 million. Acceptance of this loan facility is subject to approval from an existing debt holder and the Company’s Board of Directors.

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Liquidity and Resources

As at December 31, 2011, the Company had cash and cash equivalents of $9,663,000 to support its 2012 cash requirements. In addition to the loan availability of $5,500,000, the Company has strategic alliances in place which will provide an additional $4,000,000 pending the achievement of four independent milestones of $1,000,000 each. Based on the cash on hand at December 31, 2011, the capacity to borrow funds and the sales and margins the Company anticipates to generate from operations in 2012, the Company expects to have adequate resources to meet its forecasted cash requirements for the period ending December 31, 2012. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest accounts at chartered banks in Canada.

The Company’s long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Long-term debt convertible debentures	—	5,218,000	—
Operating lease	398,000	472,000	—
Cash interest	313,000	324,000	—
Repayable government assistance	198,000	214,000	—
Total contractual obligations	909,000	6,228,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA; and, Richmond, BC. The long-term convertible debentures require cash interest payment or payment in kind [“P1K”] interest payable semi-annually. Payment provision for these leases and interest expenses are part of our 2012 forecasted cash requirements. The long-term convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement. There is no current year requirement for repayment of this debt.

Commitments under Royalty and License Agreements

Under international rights license agreements, the Company acquired the worldwide rights to US patents numbered 5,279,298 and 5,394,199, and all corresponding foreign patent applications. The patents are titled respectively, “Method and Apparatus to Identify and Treat Neovascular Membranes in the Eye” and “Method and Apparatus for Improved Visualization of Choroidal Blood Flow and Aberrant Structures in the Eye Using Fluorescent Dye Angiography”. In prior years, the Company has paid total consideration under the licenses of $4,450,000. Any future license obligations were eliminated when the licenses were amended on March 29, 2006. Under the licenses, the Company is also required to pay running royalties on the sales of products and services equal to 2.5% of sales. In January 2009, the Company signed an amendment requiring the Company to pay a royalty on sales of products and services, utilizing John Hopkins University [“JHU”] Technology, equal to 2.5% of gross sales revenue reduced by an annual minimum royalty payment of $25,000, a decrease from the previous annual minimum royalty payment of $50,000.

In July 2011, the Company served JHU notice to immediately terminate the royalty and license agreements at no further costs to the Company. There were no costs associated with the termination of this agreement.

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Outstanding Share Data and Other Information The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 32,769,462 common shares 2,589,211 stock options, $5,218,015 of convertible loan debentures upon exercising represent approximately 2,777,886 shares, 2,739,177 warrants and 20,000 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share.

Additional information concerning the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at December 31, 2011. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Securities Act (Ontario) and the CSA as at December 31, 2011 and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Securities Act (Ontario) and Canadian Securities laws is: (i) recorded, processed, summarized and reported within the time periods specified in Securities Act (Ontario) rules and forms and Canadian Securities laws; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Securities Act (Ontario) and the CSA as at December 31, 2011.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of December 31, 2011 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2011, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

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Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2011 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

Subsequent Events

MAQUET Agreement

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC, naming MAQUET as the exclusive United States distributor of Novadaq’s CO2 Heart Laser™ System for Transmyocardial Revascularization [“TMR”] and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula in respect to the services provided by MAQUET and the products supplied and the product support provided by the Company.

Bank Loan

On February 9, 2012 we received a loan offer from a Canadian chartered bank to increase our debt facility from $2.5 million to $ 5.5 million. Acceptance of this loan facility is subject to approval from an existing debt holder and the Company’s Board of Directors.

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